Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: June 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------                                     ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No  X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  Exhibit Index
                                  -------------

1. June 30, 2007 German Press Release - SGL Group is the main sponsor of the German cycling team, "SGL Team Beijing" at the 2008 Beijing Olympic Games

                                                                       Exhibit 1

SGL Group is the main sponsor of the German cycling team, "SGL Team Beijing" at the 2008 Beijing Olympic Games

o        Focus on team philosophy: support for a team sport

Wiesbaden, June 30, 2007. The SGL Group - The Carbon Company - will be the main sponsor of the German cycling team at the 2008 Beijing Olympic Games. Today the Company explained the reasons for this sponsorship of the sport at the official presentation of the German cycling team, "SGL Team Beijing" of the Bund Deutscher Radfahrer e.V. (BDR) [German Cycling Association] in Wiesbaden:

1. In recent years, the SGL Group has achieved a solid and very successful turnaround. The Company knows what it takes to achieve this: clear and strictly followed processes. The result is a realignment based on profitable growth, particularly in the area of Advanced Materials with innovative products and solutions for customer markets, e.g. in the wind energy, solar, LED, and lithium ion battery/accumulator industries.

     To achieve a turnaround, one needs to get a chance. Customers and shareholders gave the SGL Group this chance and the Company used its own strengths to take it. The Company wants to be a partner to the BDR as it believes in the processes and the consistency which will be necessary for a turnaround in cycling. As the main sponsor, however, the SGL Group will provide the association and its millions of sportsmen, particularly the sportspeople who make up the Olympic team, the chance for a turnaround. The aim is to put Olympic success within the reach of the German cycling team.

2. One main reason for the Company sponsoring this sport is the relationship between its product portfolio and cycling. The SGL Group is the only European manufacturer among eight worldwide carbon fiber manufacturers that produces materials for sports applications such as open sea racing yachts, golf clubs, kayaks, surfboards etc. High-performance racing cycles are now made almost exclusively from carbon fiber composites. Although these are extremely light, they are less prone to breakage and have a higher tensile strength than steel.

SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

3. Another reason for sponsoring the team is the geographical focus of the SGL Group's growth strategy in Asia, particularly China. The Company is supporting a German sports team for the Olympic Games in a country where the SGL Group has several production sites.

4. For the SGL Group as the leading worldwide manufacturer of carbon products with the broadest base of core expertise, portfolio and global presence, the focus is always on the sum of all employee performances. Team performance is more important than individual performance both for a company and for the "SGL Team Beijing". For this reason, the SGL Group is supporting a team sport based on the Olympic philosophy.


About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667/
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SGL CARBON Aktiengesellschaft



Date: July 6, 2007                By:      /s/ Robert J. Kohler
                                           ------------------------------
                                           Name:    Robert J. Koehler
                                           Title:   Chairman of the Board of
                                                    Management


                                  By:      /s/ Sten Daugaard
                                           ------------------------------
                                           Name:    Mr. Sten Daugaard
                                           Title:   Member of the Board of
                                                    Management